              UNITED STATES
           SECURITIES AND EXCHANGE COMMISSION
                 Washington, D.C. 20549

                FORM 1-SA
            SEMI-ANNUAL REPORT

             SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

            For the Semi-Annual Period Ended June 30, 2019

        BLACK BIRD POTENTIALS INC.
        (Exact name of registrant as specified in its charter)

            Commission File Number: 024-10976

           Wyoming
           (State of other jurisdiction of incorporation or organization)

          83-2242607
          (I.R.S. Employer Identification No.)

        47123 Michel Road, Ronan, Montana 59864
        (Address of principal executive offices)

         406-214-0589
           (Issuer's telephone number, including area code)

         Common Stock
         (Title of each class of securities issued pursuant to Regulation A)

       Cautionary Statement Regarding Forward-looking Statements

 The information contained in this Semi-Annual includes some statements that are not historical and that are considered forward-
looking statements. Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company; and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express our expectations, hopes, beliefs and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words anticipates, believes, continue, could, estimates, expects, intends, may, might, plans, possible, potential, predicts, projects, seeks, should, will, would and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

 The forward-looking statements contained in this Semi-Annual are based on current expectations and beliefs concerning future developments that are difficult to predict. We cannot guarantee future performance, or that future developments affecting our company will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

 All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties.
Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Item 1. Management's Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Statement

 The following discussion and analysis should be read in conjunction with our financial statements and related notes included under
Item 3. Financial Statements of in this Semi-Annual Report, beginning on page 5. Our actual results may differ materially from those anticipated in the following discussion, as a result of a variety of risks and uncertainties, including those described under Cautionary
Statement Regarding Forward- Looking Statements above. We assume no obligation to update any of the forward-looking statements included herein.

Overview and Outlook

 We are a development-stage company that is engaged in the production and sale of products containing CBD (Cannabidiol) derived from industrial hemp that contains no more than .03% THC. These products are marketed under the "Grizzly Creek Naturals" trademark.

 In March 2019, our company became a licensed hemp grower in the Montana Hemp Pilot Program, making us a legal hemp grower. The flowers from our first crop will be ready for harvest in late Summer 2019, at which time we will extract the CBD, infuse that CBD into our Grizzly Creek Naturals products, then process the remaining hemp fiber into one or more environmentally-friendly products.

 We own the exclusive rights to distribute an environmentally-friendly pesticide (which we will sell under the MiteXstream brand name) that targets spider mites, which are a significant problem in the cultivation of cannabis (marijuana and industrial hemp), hops and coffee, among other crops. The process for obtaining EPA certification of MiteXstream as a pesticide commenced in April 2019. Sales of MiteXstream will not commence until EPA certification (and relevant state certification) is achieved, which is expected to occur in mid-2020.

Principal Factors Affecting Our Financial Performance

 Our future operating results will be primarily affected by the following factors:

     - our ability to attract and retain customers for our Grizzly Creek Naturals products;
     - our ability to maintain the value proposition of MiteXstream, once certified as a pesticide, vis-a-vis other available spider mite control products; and
     - our ability to contain our operating costs.

 Based on our current business plan, we expect that our revenues will increase from quarter to quarter for the foreseeable future, beginning with the quarter ended June 30, 2019. We expect to incur operating losses through September 30, 2019, as sales volumes of our
Grizzly Creek Naturals continue their increase. Further, because of our current lack of capital and the current lack of brand name awareness of Grizzly Creek Naturals, we cannot predict the levels of our future revenues.

 Based on informal testing done by, and discussions with, cannabis cultivation industry participants, our management believes that
MiteXstream will become the most dynamic, fastest growing part of our business. The impact of these operations are expected to arrive during the last half of 2020.

Results of Operations

 Six Months Ended June 30, 2019 (the "Current Period"). During the Current Period, we generated $6,660 (unaudited) in revenues and experienced a net loss of $23,817 (unaudited). For the remainder of 2019 and for the first half of 2020, we expect that our sales of
Grizzly Creek Naturals products will increase significantly, although we are unable to predict the amount of such increase. Likewise, as sales of our Grizzly Creek Naturals products increase, our monthly expenses can be expected to increase at a similar rate, although we are unable to predict the amount of such increase.

Plan of Operation

 Hemp/CBD Products. Our company's hemp-related operations will include three separate functions, each of which will be managed as a separate business segments. These functions are (a) the cultivation of hemp, (b) the extraction of CBD from the cultivated hemp and (c)
the production, sale and distribution of CBD products under the Grizzly Creek Naturals trademark.

 Cultivation. In March 2019, our company became a licensed hemp grower in the Montana Hemp Pilot Program, making us a legal hemp grower. The flowers from our first small crop will be ready for harvest in late Summer 2019, at which time we will extract the CBD, infuse that CBD into our Grizzly Creek Naturals products, then process the remaining hemp fiber into one or more environmentally-friendly products.

 Our current hemp crop grows in a greenhouse facility. Should business conditions warrant, however, we intend to expand our hemp growing operations into available nearby indoor facilities. In addition, beginning in 2020, it is possible that we would further expand our hemp growing operations outdoors onto available nearby farmland in the Ronan, Montana, area. No prediction can be made with respect to any such expansion of our hemp growing operations.

 Each 13 months, our indoor growing operations will be capable of producing four full crops of hemp. In the Ronan, Montana, area, our outdoor growing operations, if established, will be capable of producing a single full crop of hemp each calendar year. Once harvested, our hemp crops would be transported to our planned CBD extraction facility to be located in the Ronan, Montana, area.

 Extraction. We intend to construct a CBD extraction facility in the Ronan, Montana, area, the precise size and location of which has not yet been determined. In addition to extracting CBD from our own hemp crops for use in our Grizzly Creek Naturals line of CBD products, we intend to seek to establish our company as the leading CBD extraction facility in the State of Montana. Our efforts in this regard are supported by the rules of the MT Pilot Program which require that all hemp grown in Montana be processed within Montana. There is no assurance that we will be able to so establish our company's CBD extraction facility. By establishing a CBD extraction facility, we expect that we would enjoy a significant reduction in the cost of CBD compared to purchasing needed CBD from third parties, as we do currently. Following the CBD extraction process, the hemp remains substantially intact. Our management is currently conducting an extensive analysis of available options for the processing of the post-extraction hemp into one or more products for sale.

 Grizzly Creek Naturals. We have established "Grizzly Creek Naturals" as the brand name for our CBD-related products. Sales of our
Grizzly Creek Naturals products began in March 2019. We currently sell CBD Oil in three flavors, Original, Huckleberry and Flathead Cherry, and two personal care products, CBD-infused Body Butter and CBD-infused Lip Balm, under our Grizzly Creek Naturals trademark, with additional
CBD products in development. In the near future, we intend to introduce CBD Oil products for small and large animals under our Grizzly
Creek Naturals brand name.

 Our sales efforts are centered in Western Montana, with our own operations and a separate distributor with sales efforts in California and Idaho located there. During the quarter ending September 30, 2019, we expect to have secured at least two additional distributors who would service the country's West, Northwest and Ohio Valley regions.

 Also, we are currently completing an updated website for our Grizzly Creek Naturals products - www.grizzlycreeknaturals.com - through which we intend to establish a robust online sales presence.

 MiteXstream.  We own the exclusive rights to distribute an environment-friendly pesticide (which we will sell under the MiteXstream brand name) that targets spider mites, which are a significant problem in the cultivation of cannabis (marijuana and industrial hemp), hops and coffee, among other crops. The process for obtaining U.S. EPA certification of MiteXstream as a pesticide commenced in April 2019. Sales of MiteXstream will not commence until EPA certification (and relevant state certification) is achieved, which is expected to occur during the second quarter of 2020.

 Based on informal testing done by, and discussions with, cannabis cultivation industry participants, our management believes that
MiteXstream will become the most dynamic, fastest growing part of our business.

Financial Condition, Liquidity and Capital Resources

 At June 30, 2019, and December 31, 2018, we had $22,674 (unaudited) and $37,662 in cash, respectively. Through June 30, 2019, we had derived a total of $102,300 in cash from sales of our common stock.

 In April 2019, the SEC qualified our current offering pursuant to Regulation A (the "Reg A Offering"). It is our expectation that we will be able to derive significant proceeds under the Reg A Offering for use in further establishing our business. There is no assurance that we will be successful in this regard. Our failure to so derive significant proceeds under the Reg A Offering will cause our business to grow at a reduced rate.

 Although our current cash position of approximately $20,000 is adequate for us to conduct our ongoing operations, we will require additional capital with which to implement our entire business plan. There is no assurance that we will be successful in obtaining such additional capital, including through the Reg A Offering.

Contractual Obligations

 To date, we have not entered into any long-term obligations that require us to make monthly cash payments.

Capital Expenditures

 During the Current Period, we made $69,234 in capital expenditures relating to the Reg A Offering, the purchase of inventory and the
EPA-qualification of MiteXstream as a pesticide. With sales revenues and the proceeds of the Reg A Offering, we intend to expect to make capital expenditures related to the expansion of our Grizzly Creek Naturals business, as well as the further establishment of our hemp production and CBD extraction business. The specific amount of such capital expenditures cannot be estimated currently.

Item 2. Other Information

 None.

Item 3. Financial Statements

        INDEX TO FINANCIAL STATEMENTS

          Black Bird Potentials Inc.
           For the Six Months Ended June 30, 2019
                (unaudited)
                    Page
 Balance Sheets as at June 30, 2019 (unaudited), and December 31, 2018 (audited)            6
 Statement of Income For the Six Months Ended June 30, 2019 (unaudited)             7
 Statement of Cash Flows For the Six Months Ended June 30, 2019 (unaudited)            8
 Notes to the Financial Statements                 9

                                                                   BLACK BIRD POTENTIALS INC.
                                                                        BALANCE SHEETS
             June 30, 2019 and December 31, 2018

             ASSETS

               6/30/19    12/31/19
             (unaudited)    (audited)
             _____________  _____________
CURRENT ASSETS
     Cash and cash equivalents          $     22,674  $     37,662
     Accounts receivable                 1,540           ---
     Subscription Receivable                   ---         5,000
     Inventory, including pre-paid inventory              31,572           ---
             _____________  _____________
          Total current assets                55,876        42,662
             _____________  _____________

OTHER ASSETS
     Investment in pesticide product license, net of amortization of $1,648          31,314           ---
     Deferred offering cost                 4,700           ---
             _____________  _____________
          Total other assets                36,014           ---
             _____________  _____________
     TOTAL ASSETS           $     91,800  $     42,662
             _____________  _____________
             _____________  _____________

                                                              LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
     Accounts payable           $        455  $        ---
             _____________  _____________
     TOTAL LIABILITIES                    455           ---
             _____________  _____________
             _____________  _____________
STOCKHOLDERS' EQUITY

     Preferred Stock - 1,000,000 Shares Authorized, $0.00001 par value; 1,000,000 shares  $         10  $         10
         and 1,000,000 shares issued and 0utstanding

     Common Stock - 300,000,000 Shares Authorized, $0.00001 par value; 51,065,000 shares
        and 47,115,000 shares issued and outstanding              510           471

     Common stock subscribed                   ---         5,000

     Additional paid-in capital               114,780        37,319

     Retained earnings (accumlated deficit)             (23,955)   (138)
             _____________  _____________
          Total stockholders' equity               91,345        42,662
             _____________  _____________
     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY        $     91,800  $     42,662
             _____________  _____________
             _____________  _____________

                                          The accompanying notes are an integral part of these financial statements.

                                                                   BLACK BIRD POTENTIALS INC.
                                                                      STATEMENT OF INCOME
           For the Six Months Ended June 30, 2019

              Six Months
             Ended 6/30/19
              (unaudited)
             _____________

REVENUES            $      6,660

EXPENSES

     Professional services                15,070
     Amortization                  1,648
     Website and related services                3,416
     General and administrative                10,343
             _____________
     TOTAL EXPENSES                 30,477
             _____________
INCOME (LOSS) BEFORE TAXES               (23,817)

     Income tax expense                    ---
             _____________
NET LOSS                 (23,817)
             _____________
             _____________
NET LOSS PER COMMON SHARE

     Basic and diluted           $      (0.00)
             _____________
             _____________
WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES OUTSTANDING

     Basic and diluted              48,659,444
             _____________
             _____________

                                          The accompanying notes are an integral part of these financial statements.

                                                                   BLACK BIRD POTENTIALS INC.
                                                                     STATEMENT OF CASH FLOW
           For the Six Months Ended June 30, 2019

              Six Months
             Ended 6/30/19
              (unaudited)
             _____________

CASH FLOWS FROM OPERATING ACTIVITIES

     Net loss            $    (23,817)

     Adjustments to Reconcile Net Income to Net Cash
 Amortization                  1,648
 Stock issued for services               12,500
 (Increase) in accounts receivable              (1,540)
 Increase in accounts payable                  455
             _____________
     NET CASH USED FOR OPERATING ACTIVITIES             (10,754)
             _____________
CASH FLOWS FROM INVESTING ACTIVITIES

     Purchase of inventory               (31,572)
     Investment in pesticide product license             (32,962)
     Deferred offering expense                (4,700)
             _____________
     NET CASH USED FOR INVESTING ACTIVITIES             (69,234)
             _____________
CASH FLOWS FROM FINANCING ACTIVITIES
     Subscription receivable                 5,000
     Proceeds from issuance of common stock for cash             60,000
             _____________
     NET CASH PROVIDED BY FINANCING ACTIVITIES              65,000
             _____________
NET CHANGE IN CASH                (14,987)

Cash beginning of period                37,662
             _____________

Cash end of period           $     22,675
             _____________
             _____________

                                          The accompanying notes are an integral part of these financial statements.

                                                                   BLACK BIRD POTENTIALS INC.
                                                                 NOTES TO FINANCIAL STATEMENTS
                      June 30, 2019
                                                                        (unaudited)

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

   1. Black Bird Potentials Inc. (the "Company") was incorporated under the laws of the State of Wyoming on October 16, 2018. The Company
 has adopted a December 31 calendar year end for reporting requirements.

   2. The Company is engaged in the production and sale of products containing Cannabidiol, or CBD, derived from industrial hemp that contains no more than 0.3% THC. These products are sold under the Company's "Grizzly Creek Naturals" trademark. In March 2019, the
 Company became a licensed hemp grower in the Montana Hemp Pilot Program, making it a legal hemp grower. The flowers from the Company's first small crop will be ready for harvest in late Summer 2019, at which time it will extract the CBD, infuse that CBD into Grizzly
 Creek Naturals products, then process the remaining hemp fiber into one or more environmentally-friendly products.

 The Company owns the exclusive rights to distribute an environmentally-friendly pesticide (which it will sell under the MiteXstream brand name) that targets spider mites, which are a significant problem in the cultivation of cannabis (marijuana and industrial hemp), hops and coffee, among other crops. The process for obtaining U.S. EPA certification of MiteXstream as a pesticide commenced in April
 2019. Sales of MiteXstream will not commence until EPA certification (and relevant state certification) is achieved, which is expected to occur during the second quarter of 2020.

   3. Revenue Recognition - Revenues recognized upon shipment of goods from the Company's facilities or upon notification of direct shipment from the Company's suppliers to the Company's customers.

   4. Cash & Cash Equivalents for the purposes of the statement of cash flows, include cash on hand, cash in checking and savings accounts with banks. All short-term debt securities with a maturity of three months or less are considered cash equivalents.

   5. Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

   6. Leases that meet the criteria for capitalization are classified as capital leases. Leases that do not meet such criteria are classified as operating leases and related rentals are charged to expense as incurred.

   7. Concentration of Cash and Credit Risk - The Company maintains corporate cash balances which, at times, may exceed federally insured limits. The Company believes it is not exposed to any significant risk on cash balances. At June 30, 2019, the Company had no uninsured cash balances.

   8. Advertising Costs are expensed in the year incurred.

   9. Fair Value of Financial Instruments - Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820,
 "Fair Value Measurements and Disclosures", defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity.

   10. Cash and Cash Equivalents and Receivables - The carrying amounts reported in the balance sheets for these items are a reasonable estimate of fair value.

NOTE B - INCOME TAXES:

 The Company accounts for income taxes in accordance with the FASB ASC Topic 740, Income Taxes, which requires the recognition of deferred income taxes for the differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate principally to depreciation and amortization of property and equipment, related party interest and allowance for loan losses. Deferred tax assets and liabilities represent the future tax consequence for those differences, which will either be deductible or taxable when the assets to the amount expected to be realized. The Company adopted the provisions of FASB ASC 740-10-25, which prescribes a recognition threshold and measurement attribute for the recognition and measurement of tax positions taken or expected to be taken in income tax returns. FASB ASC 740-10-25 also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, and accounting for interest and penalties associated with tax positions.

 The Company does not have any accruals for uncertain tax positions as of June 30, 2019. It is not anticipated that unrecognized tax benefits would significantly increase or decrease within 12 months of the reporting date.

 The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to report information regarding its exposure to various tax position taken by the Company. The Company has determined whether any tax positions have met the recognition threshold and have measured the Company's exposure to those tax positions. Management believes that the Company has adequately addressed all relevant tax positions and that there are no unrecorded tax liabilities.

 Federal and state taxing authorities generally have the right to examine and audit the previous three years of tax returns filed. Any interest or penalties assessed to the Company are recorded in operating expenses. No interest or penalties from federal or state taxing authorities were recorded in the accompanying financial statements.

 There was no income tax accrued for the six months ended June 30, 2019.

NOTE C - RETIREMENT PLAN:

 The Company currently does not sponsor a retirement plan for its employees.

NOTE D - REGULATION A OFFERING

 In April 2019, the Company's Form 1-A Offering Statement filed with the SEC, relating to an offering pursuant to Regulation A under the
 Securities Act of 1933, as amended, was "qualified" by the SEC. The Company is offering up to 50,000,000,000 shares of its common stock at an offering price of $.05 per share. As of June 30, 2019, the Company had sold 500,000 shares of its common stock for a total of
 $10,000 pursuant to such offering.

NOTE E - STOCK ISSUANCES:

 During the six months ended June 30, 2019, the Company issued shares of its common stock, as follows:

     - Pursuant to a private offering, the Company sold a total of 2,500,000 shares of common stock for $50,000 in cash, a per share price of $.02.

     - Pursuant to the Company's Regulation A offering, the Company sold a total of 500,000 shares of common stock for $10,000 in cash, a per share price of $.05.

     - The Company issued 1,250,000 shares of common stock to a third-party consultant, which shares were valued at $.01 per share, or $12,500, in the aggregate.

NOTE F - SUBSCRIPTION RECEIVABLE:

 At December 31, 2018, cash relating to a subscription for $5,000 of common stock under a private offering had not been received by the Company. Such subscription amount was received by the Company in January 2019.

NOTE G - RELATED PARTY TRANSACTIONS:

 The Company's President, Fabian G. Deneault, provides required office space and greenhouse space at no charge.

 In October 2018, the Company sold securities to related parties, as follows:

     - One of the Company's officers and directors, Fabian G. Deneault, purchased 22,500,000 shares of common stock and 500,000 shares of Series A Super Voting Convertible Preferred Stock for a total of $250 in cash.

     - The law firm in which on one of the Company's officers and directors, Eric Newlan, is a partner purchased 22,500,000 shares of common stock and 500,000 shares of Series A Super Voting Convertible Preferred Stock for a total of $250 in cash.

 In December 2018, Fabian G. Deneault purchased 200,000 shares of common stock in a private offering for $4,000 in cash, a per share price of $.02.

 The Company has entered into a Distribution and Private Label Agreement (the "Distribution Agreement") with Thoreauvian Product
 Services, LLC, a company controlled by the Company's officers and directors, Fabian G. Deneault and Eric Newlan, relating to MiteXstream
 (the "Private Label Product"). The Distribution Agreement's effective date is January 1, 2019, with an initial term of 10 years and a single 10-year renewal term.

 Under the Distribution Agreement, the Company has the exclusive right to distribute and sell the Private Label Product in the United
 States and Canada. In addition, the Company is required to pay a $20,000 exclusivity fee and to purchase $20,000 of the Private Label
 Product in conjunction with the signing of the Distribution Agreement and to purchase not less than $20,000 of the Private Label Product each year. In addition, the Company is required to pay all costs in excess of $20,000 associated with MiteXstream's becoming approved by the U.S. EPA (and relevant states) as a pesticide. During the six months ended June 30, 2019, the Company paid (1) the required exclusivity fee ($20,000), (2) or the required Private Label Product amount ($20,000) and (3) a total of $12,962 in EPA-related costs.

NOTE H - SUBSEQUENT EVENT:

 In July 2019, the Company entered into a distribution agreement with a Montana-based company with respect to the Company's Grizzly Creek
 Naturals products. Such distributor purchased $64,320 of Grizzly Creek Naturals products upon the execution of the distribution agreement.

NOTE I - FAIR VALUE MEASUREMENTS:

 FASB ASC Topic 820 specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs). In accordance with FASB ASC 820, the following summarizes the fair value hierarchy:

  Level 1 Inputs - Unadjusted quoted market prices for identical assets and liabilities in an active market that the Company has the ability to access.

  Level 2 Inputs - Inputs other than the quoted prices in active markets that are observable either directly or indirectly.

  Level 3 Inputs - Inputs based on prices or valuation techniques that are both unobservable and significant to the overall fair value measurements.

 FASB ASC 820 requires the use of observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurements. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

 As of December 31, 2018, there were no assets and liabilities measured at fair value.

Item 4. Exhibits

 Exhibit No.    Description
 ___________    __________________________________________________________________________________________________
      6.1    Distribution Agreement between the Company and Gorilla Mitts, LLC

          SIGNATURES

 Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

       BLACK BIRD POTENTIALS INC.

       By: /s/ FABIAN G. DENEAULT
        Fabian G. Deneault
        President

 Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

  /s/ FABIAN G. DENEAULT
  Fabian G. Deneault
  President and Director            August 8, 2019

  /s/ ERIC NEWLAN
  Eric Newlan
  Vice President, Acting Chief Financial Officer, Principal Accounting Officer,
  Secretary/Treasurer and Director          August 8, 2019